UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

BSN Glasspack S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

BSN Financing Co. S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

[Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   N/A            Form 40-F   N/A

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: August 18, 2003	By:	/s/ JEAN-YVES SCHAPIRO
Name: Jean-Yves Schapiro
Title: Officer

BSN Glasspack S.A.

Date: August 18, 2003	By:	/s/ JEAN-YVES SCHAPIRO
Name: Jean-Yves Schapiro
Title: Officer

Management’s discussion and analysis of financial condition and results of operations

Please note that the BSN GLASSPACK consolidated financial statements as of June 30, 2003 do not include the same perimeter as of June 30, 2002. The change in perimeter is the disposal of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam to Libbey as of December 31, 2002.

The consolidated financial statements of BSN GLASSPACK have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain aspects from US GAAP.

All figures are presented in euros.

Six months ended June 30, 2003
compared to six months ended June 30, 2002

Net Sales

Net sales amounted to €667,6 million at June 31, 2003 compared to €688,5 million for the same period in 2002. Within the same perimeter, i.e. without Tableware activity “Royal Leerdam”, net sales increased by €1.0 million from €667,6 million in first semester 2003 to €666,6 million in first semester 2002. Average selling price increases in all countries but partially offset by lower volumes mainly in wine market. Break down by country is as follows:

France

Beverage and food containers

Glass packaging net sales in France decreased by 2,9% to €348,1 million in first semester 2003 compared to €358,2 million in first semester 2002. This decrease is mainly due to a volume decrease in wine and food markets in 2003, partially compensated by an increase in average selling prices.

Control equipment

Glass packaging net sales of Control equipment increased by 43,4% to €19,5 million in first semester 2003, compared to €13,6 million in first semester 2002.

Germany

Glass packaging net sales in Germany decreased by 0,4% to €137,7 million in first semester 2003 compared to €138,3 million in first semester 2002, due to volume decrease principally in wine market as a consequence of the closing of Budenheim plant in May 15th, 2002, and in the beer market due to transfers of production to France and The Netherlands. These decreases were partially offset by a general increase in average selling prices.

The Netherlands

Glass packaging net sales in the Netherlands increased by 1,7% to €107,4 million in first semester 2003, compared to €105,6 million in first semester 2002, due to volume increase in spirit and beer markets and an increase in average selling prices, partially offset by lower volume in non-alcoholic beverages market. Royal Leerdam, BSN Glasspack’s subsidiary that historically conducted its tableware activity, was sold in December 2002.

Spain

Net sales in Spain increased by 7,4% to €56,9 million in first semester 2003 compared to €53,0 million in first semester 2002. Net sales increase in Spain is due to a combined effect of volume increase especially in beer and food markets and an increase in average selling prices.

Cost of goods sold

Cost of goods sold decreased by €17,4 million to €556,3 million in first semester 2003 compared to €573,7 million in first semester 2002. Cost of goods sold decreased by 3,1 % for the six months ended June 30, 2003 compared to the same period in 2002, in line with net sales decrease.

Cost of good sold represent 83,3% of net sales in the first semester of both 2003 and 2002.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses decreased by €1,3 million to €48,2 million in first semester 2003 compared to €49,5 million in first semester 2002, mainly due to a decrease of staff and HQ expenses.

Research and Development Expenses

Research and development expenses increased by €0,3 million to €4,5 million in 2003 compared to €4,2 million in 2002.

Restructuring expenses

Restructuring expenses amounted to €21,2 million in the June 2003. In first semester 2003, restructuring expenses are mainly related to a new legal agreement (“CATS”) signed for French entities (VMC and BSN Glasspack) which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid and amounts to €18,6 million as of June 2003. The other expenses are related to costs from restructuring plans in France implemented in 2001, which did not meet the requirements for accrual under IFRS in the year ended December 31, 2002.

Other income and expenses

Other income and expenses decreased by €9,8 million to expense of €2,2 million in 2003 compared to expenses of €12,0 million in 2002, mainly due to under activity costs in France in 2002 which were not repeated in 2003.

Interest expenses

Interest expenses decreased by €0,3 million to €33,3 million in first semester 2003 compared to €33,6 million in first semester 2002, due to decrease of the level of average debt.

Income tax expenses

Income tax expense decreased by €8,5 million to €1,5 million in first semester 2003 compared to €10,0 million in first semester 2002. In the first semester 2003, the profit before income taxes is lower by €13,6 million compared to the first semester 2002 mainly due to restructuring epenses.

Net income

Net income decreased by €5,0 million to a net income of €0,1 million in first semester 2003 compared to a net income of €5,1 million in first semester 2002, as a result of the above factors.

Impact of Inflation

The impact of inflation on our costs and our ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions.

Liquidity and Capital Resources

Consolidated statements of cash flow show that our liquidity requirements arise primarily from the need to fund capital expenditures for maintenance of our manufacturing facilities, to expand our business and to fund working capital requirements.

Cash flow from operating activities increased by €22,5 million to €5,6 million in first semester 2003, compared to €(16,9) million in first semester 2002. The level of operating cash flow is higher than last year, mainly due to lower increase in trade working capital in first semester 2003 compared to the first semester 2002.

Cash flow used in investing activities increased by €38,0 million in first semester 2003 compared to first semester 2002, mainly due to timing difference in payments made for fixed assets in the first semester 2003 compared to the first semester 2003.

Cash flow from financing activities decreased by €14,5 million in first semester 2003 compared to first semester 2002.

We believe that our operating cash flow, together with available borrowings, will be sufficient for our operating needs, other than any future acquisitions, and debt service requirements as they become due for at least the next several years.

Environmental Matters

On an ongoing basis, we incur capital and operating costs relating to environmental compliance. We do not believe that we will be required under either existing or anticipated future environmental, occupational health and safety and other governmental laws and regulations to expend amounts, which will have a material adverse effect on our financial condition or results of operations as a whole. However, the requirements of such laws and regulations have become stricter in recent years, and the costs of responding to future changes may be substantial and are not predictable.

Forward-looking Statements

This Management’s discussion and analysis of financial conditions and results of operations contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that includes, among others, statements of our future performance, and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Our management cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements.

BSN Glasspack, SAS
CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2002	2003	2002	2003
			(in millions except for share information)
Net Sales	363.0	357.5	688.5	667.6
Raw materials and packaging	(60.7)	(58.3)	(121.5)	(116.3)
Energy	(33.2)	(32.0)	(69.2)	(65.1)
Personnel costs	(78.3)	(58.8)	(156.7)	(127.9)
Other cost of goods sold	(123.9)	(142.6)	(226.3)	(247.0)

Gross profit	66.9	65.8	114.8	111.3

Selling. general and administrative expenses	(25.5)	(25.4)	(49.5)	(48.2)
Research and development expenses	(2.5)	(2.3)	(4.2)	(4.5)
Restructuring expenses		(19.4)	—	(21.2)
Other income and expenses	(5.6)	(1.9)	(12.0)	(2.2)

Operating income (loss)	33.3	16.8	49.1	35.2

Financial expenses – net	(17.4)	(17.9)	(33.6)	(33.3)

Income (loss) before income taxes	15.9	(1.1)	15.5	1.9

Income tax (expense)/benefit	(7.7)	0.7	(10.0)	(1.5)

Income/(loss) before minority interest	8.2	(0.4)	5.5	0.4

Minority interest	(0.3)	(0.2)	(0.4)	(0.3)

Net income/(loss)	7.9	(0.6)	5.1	0.1

Weighted average number of ordinary shares in issue			4.728.750	4.728.750
Basic earnings per share			1.08	0.02

Three months ended June 30, 2003
compared to three months ended June 30, 2002

Net Sales

Net Sales decreased by 5,5 million or 1,5% to 357,5 million for the three months ended June 30, 2003 compared with 363,0 million for the same period in 2002.

Within the same perimeter, i.e. without Tableware activity “Royal Leerdam”, net sales increased by €5,9 million or 1,7% to €357,5 million for the three months ended June 30, 2003 from €351,6 million to the same period in 2002. Higher volumes in food and spirit markets and average selling price increases in all markets except for beer are partially offset by lower volumes in wine and non-alcoholic beverages markets. Break down by country is as follows:

France

Beverage and food containers

Glass packaging net sales of France decreased by 2,3% to €187,8 million for the three months ended June 30, 2003 compared to €192,3 million for the same period in 2002. This decrease is mainly due to a volume decrease in wine and beer markets for the three months ended June 30,2003, partially compensated by an increase in average selling prices.

Control equipment

Glass packaging net sales of Control equipment increased by 35,6% to €9,9 million for the three months ended June 30, 2003, compared to €7,3 million for the same period in 2002.

Germany

Glass packaging net sales in Germany increased by 3,1% to €72,3 million for the three months ended June 30, 2003 compared to €70,1 million for the same period in 2002, due to a combined effect of additional volume in all markets except in wine and a global increase in average selling prices.

The Netherlands

Glass packaging net sales in the Netherlands increased by 5,9% to €57,8 million for the three months ended June 30, 2003, compared to €54,6 million for the same period in 2002, due to a combined effect of additional volume in spirit and food markets and a global increase in average selling prices.

Spain

Glass packaging net sales in Spain increased by 8,1% to €30,6 million for the three months ended June 30, 2003 compared to €28,3 million for the same period in 2002. Glass packaging net sales increase in Spain is due to a combined effect of global volume increase and a global increase in average selling prices.

Cost of goods sold

Cost of goods sold decreased by €4,4 million to €291,7 million for the three months ended June 30, 2003 compared to €296,1 million for the same period in 2002. Costs of goods sold decreased by 1,5% for the three months ended June 30, 2003 compared to the same period in 2002, in line with net sales decrease of 1,5%.

Selling general and administrative expenses

Selling, General and Administrative Expenses decreased by €0,1 million to €25,4 million for the three months ended June 30, 2003, compared to €25,5 million for the same period in 2002.

Research and Development Expenses

Research and development expenses increased by €0,2 million to €2,3 million for the three months ended June 30, 2003 compared to €2,5 million for the same period in 2002.

Restructuring expenses

Restructuring expenses amounted to €19,4 million in the second quarter-year of 2003. For the three months ended June 30,2003, restructuring expenses are mainly related to a new legal agreement (“CATS”) signed for French entities (VMC and BSN Glasspack) which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid and amounts to €18,6 million as of June 2003.

Other incomes and expenses

Other income and expenses decreased by €3,7 million to €1,9 million for the three months ended June 30, 2003 compared to €5,6 million for the same period in 2002, mainly due to under activity for the three months ended June 30, 2002 which were not repeated for the same period in 2003.

Interest expenses

Interest expenses increased by €0,5 million to €17,9 million for the three months ended June 30, 2003 compared to €17,4 million for the same period in 2002.

Income tax expenses

Income tax expenses decreased by €8,4 million to an income of €0,7 million at June 2003 compared to an expense of €7,7 million in 2002, due to a decrease of income before income taxes related to restructuring expenses booked during the three months ended June 30, 2003.

Net income

Net income decreased by €8,5 million to a net loss of €0,6 million for the three months ended June 30, 2003 compared with an net income of €7,9 million for the same period in 2002. This decrease is mainly due to restructuring expenses.

BSN Glasspack, SAS
CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2002	2003	2002	2003
			(in millions except for share information)
Net Sales	363.0	357.5	688.5	667.6
Raw materials and packaging	(60.7)	(58.3)	(121.5)	(116.3)
Energy	(33.2)	(32.0)	(69.2)	(65.1)
Personnel costs	(78.3)	(58.8)	(156.7)	(127.9)
Other cost of goods sold	(123.9)	(142.6)	(226.3)	(247.0)

Gross profit	66.9	65.8	114.8	111.3

Selling. general and administrative expenses	(25.5)	(25.4)	(49.5)	(48.2)
Research and development expenses	(2.5)	(2.3)	(4.2)	(4.5)
Restructuring expenses		(19.4)	—	(21.2)
Other income and expenses	(5.6)	(1.9)	(12.0)	(2.2)

Operating income (loss)	33.3	16.8	49.1	35.2

Financial expenses – net	(17.4)	(17.9)	(33.6)	(33.3)

Income (loss) before income taxes	15.9	(1.1)	15.5	1.9

Income tax (expense)/benefit	(7.7)	0.7	(10.0)	(1.5)

Income/(loss) before minority interest	8.2	(0.4)	5.5	0.4

Minority interest	(0.3)	(0.2)	(0.4)	(0.3)

Net income/(loss)	7.9	(0.6)	5.1	0.1

Weighted average number of ordinary shares in issue			4.728.750	4.728.750
Basic earnings per share			1.08	0.02

BSN Glasspack and SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 and 2002

BSN Glasspack AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		For the six months ended June 30,
	Note	2002	2003
		(in millions except for share information)
Net Sales		€688.5	€667.6
Raw materials and packaging		(121.6)	(116.3)
Energy		(69.2)	(65.1)
Personnel costs		(158.7)	(127.9)
Other cost of goods sold		(224.2)	(247.0)

Gross profit		114.8	111.3

Selling, general and administrative expenses		(49.5)	(48.2)
Research and development expenses		(4.2)	(4.5)
Restructuring expenses	11	—	(21.2)
Other income and expenses		(12.0)	(2.2)

Operating income (loss)		49.1	35.2

Financial expenses – net		(33.6)	(33.3)

Income (loss) before income taxes		15.5	1.9

Income tax (expense)/benefit	12	(10.0)	(1.5)

Income/(loss) before minority interest		5.5	0.4

Minority interest		(0.4)	(0.3)

Net income/(loss)		€5.1	€0.1

Weighted average number of ordinary shares in issue		4,728,750	4,728,750
Basic earnings per share		€1.08	€0.02

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN Glasspack AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2002	As of June 30, 2003
		(in millions)
ASSETS

Cash and cash equivalents		€25.5	€13.7
Short-term loans		0.3	0.0
Trade accounts and notes receivable, net		224.0	316.2
Inventories, net	6	303.0	265.0
Other current assets		49.0	47.4
Total current assets		601.8	642.3

Property, plant and equipment, net	7	523.1	534.1
Intangible assets, net		23.7	23.4
Long-term receivables		0.5	0.3
Available for sale non current investments		3.2	3.2
Other assets		2.5	2.5
Total assets		€1,154.8	€1,205.8

LIABILITIES AND NET EQUITY

Trade accounts and notes payable		€221.0	€226.9
Other payables and accrued liabilities		178.8	177.3
Short-term debt	8	72.7	72.9
Total current liabilities		472.5	477.1

Provisions for retirement indemnities and pension obligations		113.8	115.9
Provisions for risks and charges		2.6	1.9
Deferred tax liabilities		25.6	21.8
Long-term debt	9	682.5	731.3
Other long-term liabilities		2.6	2.3
Total liabilities		1,299.6	1,350.3

Minority interest		0.2	0.4

Share capital		75.7	75.7
Additional paid-in capital		69.0	69.0
Retained earnings		(288.8)	(288.7)
Cumulative translation adjustment		(0.9)	(0.9)
Net equity		(145.0)	(144.9)
Total liabilities and net equity		€1,154.8	€1,205.8

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN Glasspack AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2002	2003
	(in millions)
Net income (loss)	€5.1	€0.1
Minority interest	0.4	0.3
Depreciation and amortization	46.3	42.0
Deferred income taxes	4.6	(3.8)
(Gain)/loss on sale of assets	—	0.4
Other (b)	(4.7)	7.8
Net change in current working capital	(68.6)	(41.2)
Cash flows provided by operating activities (a)	(16.9)	5.6

Acquisitions of fixed assets	(28.3)	(66.2)
Proceeds from sale of investments	2.3	2.7
Other investing activities	0.7	0.2
Cash flows used in investing activities	(25.3)	(63.3)

Issuance of debt (c)	92.5	80.8
Repayment on debt (c)	(31.8)	(34.8)
Dividends paid	(0.3)	(0.1)
Cash flows provided by/(used in) financing activities	60.4	45.9

Increase / (decrease) in cash and cash equivalents	18.2	(11.8)

Cash and cash equivalents at beginning of period	16.5	25.5

Cash and cash equivalents at end of period	€34.7	€13.7

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN Glasspack AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – Details

	For the six months ended June 30,
	2002	2003
	(in millions)
(a) Cash flows provided by operating activities include:
Income tax paid	€(2.4)	€(1.9)
Interest paid	€(28.5)	€(28.8)
Interest received	€1.6	€1.9

For six months ended June 30, 2003
(in millions)

(b) Other cash flow provided by operating activities
Debt fees amortization	€3.4
Change in restructuring reserve	€0.2
Change in current income tax payable	€3.4
Other	€0.8
Total	€7.8

(c)          The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as “other current assets” in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN Glasspack AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF GROUP NET EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative translation adjustment	Net Equity
	Shares	Amount
	(in millions)
Net equity as of December 31, 2001	4,728,750	€75.7	€69.0	€(258.1)	€(0.9)	€(114.3)

Net loss				(34.3)		(34.3)
Cash flow hedges (effect of the application of IAS 39)				3.6		3.6

Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)

Net loss				0.1		0.1

Cash flow hedges (effect on application IAS 39 over first semester FY 2003)				___		___

Net equity as of June, 2003	4,728,750	€75.7	€69.0	€(289.7)	€(0.9)	€(144.9)

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN Glasspack AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of euros (€) unless otherwise specified)

NOTE 1 – GENERAL NOTE AND DESCRIPTION OF BUSINESS

BSN Glasspack and subsidiaries (“BSN Glasspack”, the “Company”, “BSN Glasspack Group”, “the Group”) is a producer of glass containers for the beverage and food industries and operates 40 glass furnaces in 19 manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs approximately 6,400 people. The parent company, BSN Glasspack, a French “société par actions simplifiée” (SAS), employs approximately 2,700 people. The address of the registered office is: 64 Boulevard du 11 Novembre 1918, 69100 Villeurbanne, France.

NOTE 2 - LIST OF CONSOLIDATED COMPANIES

The consolidated companies as of June 30, 2003 are as follows:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries
BSN Glasspack (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
MSC	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
Séfipal	France	100.00	Holding
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution

Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG (b)	Germany	100.00	Glass container

Companies set up in 1999
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding

Companies set up in 2000 (c)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing

Companies set up in 2001 (d)
BSN Glasspack RE S.A.	Luxembourg	100.00	Reinsurance

The consolidated financial statements are derived from the stand-alone financial statements of the above entities, which are each separate legal entities.

(a)          In 2001, Verdôme S.A. merged with BSN Glasspack.

(b)         BSN Containerglas GmbH und Co. KG, created in 1999, merged with Glashütte Achern GmbH, Glashütte Budenheim GmbH and Glashütte Gerresheim GmbH in 1999, and Glashütteenwerke Holzminden GmbH & Co. KG, Gebrüder Stoevesandt AG and Bernsdorfer Glas GmbH & Co. KG in 2000, all of which were acquired from Gerresheimer in 1999, except a 10% minority interest in Glashütteenwerke Holzminden GmbH & Co. KG acquired in 2000 prior to the merger of these entities. As of April 2000, BSN Containerglass GmbH and Co. KG became BSN Glasspack GmbH and Co. KG.

(c)          The Company restructured its financial debt to minimize the debt cost through the creation of cash pooling entities. The companies set up in 2000 are:

BSN Glasspack Treasury—Luxembourg, providing long-term financing for the group subsidiaries.

BSN Glasspack Finance—France, pooling group cash for the daily cash management of the group.

BSN Glasspack Services—France, centralizes the invoicing and the cash recovery for the group and realized a securitization of receivables through a “Fonds commun de créances” (see Note 9).

(d)         In 2001, the Company created a captive entity for reinsurance activity.

(e)          As of December 31, 2002, B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam) was sold to Libbey Inc.for € 42.3 million in cash (€18.5 million for the purchase of the shares and € 23.8 million for the reimbursement of the current account between Royal Leerdam and the Group).  Cash flow, results of operations and balance sheet of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam are consolidated for the quarter ended March 31, 2002.

The net gain on Royal Leerdam disposal amounts to:

(In Millions)

Share purchase	€18.5
Reimbursement of current account	€23.8
Cash received	€42.3

Selling Price	€18.5
Net equity of Royal Leerdam	€10.8
Net Gain on disposal	€7.7

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (“IASB”).

Change in accounting principles

Some minor reclassifications have been made with respect to prior year figures (mainly: reclassification of the cash advance to the pension funds as a reduction of the provision for employees benefits obligation)

Financial Instruments: recognition and measurement.

Following the introduction of IAS 39, Financial Instruments: Recognition and Measurement, available for sale investments are carried at their fair values and all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity (retained earnings and hedging reserve) as of January 1, 2001 has been adjusted by € 1.0 million. Prior year comparative figures have not been restated. Changes in fair values in 2002 and 2001 have resulted, respectively, in a net profit of € 3.6 million and in a net loss of € 9.9 million, recorded as a change in a separate component of equity (see consolidated statement of net equity). There is no change in fair value as of June 30,2003.

Use of estimates

The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a. Transactions denominated in foreign currencies

Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the statement of operations.

b. Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

All the group entities are located in the euro area.

Until the introduction of the Euro in 2001, the financial accounts of all the BSN Glasspack entities in France were maintained in French francs as the designated functional currency. The financial accounts of all the entities located outside of France were maintained in the local foreign currency as the designated functional currency. All the financial statements were converted to euros using the official fixed exchange rate established by the Central European Bank as of January 1, 1999. Since this implementation, the financial statements of all the group entities have been maintained in euro as the designated functional currency.

Fiscal year

The fiscal year end is December 31.

Principles of consolidation

Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. BSN Glasspack’s investments in less than 20% owned companies, and for which the Company does not exercise significant influence, are accounted for as available for sale investments

(at their fair market values). BSN Glasspack has no investment in entities in which it exercises a significant influence.

The subsidiaries Champagne Emballage and BSN Distribution Sud Ouest, in which BSN Glasspack has a 50% interest, have been fully consolidated, as they are distribution entities over which BSN Glasspack has power to exercise full control.

All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Trade accounts and notes receivables, net

Receivables are stated at the fair value of the consideration to be received and are carried at amortized cost, after provision for impairment. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing. The cost of moulds purchased is accounted for in inventory and expensed over the period of mould consumption.

Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

Spare Parts

Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed.  However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Property, plant and equipment, net

Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)

Land improvements	10
Buildings	20–33
Machinery and equipment	3–15
Other fixed assets	3–10

Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. Accordingly, the Company has identified separate components of the furnaces, which are depreciated to reflect the different corresponding useful lives, and capitalizes the costs of overhaul when incurred. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset (see below borrowing costs).

Start-up costs

Any start-up and similar pre-production costs are expensed as incurred unless they are included in the cost of an item of property plant and equipment under IAS 16.

Accounting for leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the statement of operations over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the period of the lease.

Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale instruments are classified as long-term investments if management intends to realize them within more than 12 months. Investments are initially measured at cost. Available-for-sale and trading investments are subsequently carried at fair value.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders’ equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Intangible assets, net

Goodwill related to the acquisition of companies that occurred prior to January 1, 1995, was charged in full to net equity.

Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary.

Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years, except for SAP capitalized costs which are being amortized over 7 years.

Impairment of long-lived assets

The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset’s recoverable amount (i.e. the higher of the assets’ net selling price and value in use) is lower than its carrying amount, the asset is impaired, and therefore, written down to its net realizable value.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably. Sales are recognized net of VAT and discounts. Revenue from sales of goods is recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms (FOB shipping is used). The Group offers rebates, calculated as a percentage of sales, to some of its customers when the customer reaches its specified sales and volume objective.  At each closing period, the Group estimates accruals for rebates based on actual sales and estimated yearly sales. The Group offers cash discounts to their customers.

Government grants

Grants related to depreciable assets are initially recorded as deferred income, which is recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

Research and development

Expenditure for research is recognized as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other  resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

The Company currently has no such capitalized development costs.

Restructuring

A provision is recognized when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As far as restructuring is concerned, a constructive obligation to restructure arises when the Company has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. A restructuring provision includes only the direct expenditure arising from the restructuring that is both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.

Segment information

The group is managed on a geographical basis and operates in different European countries: France, the Netherlands, Germany and Spain.

Retirement indemnities and pension obligations

The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

The Company’s projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of August 5, 1999, December 31, 1999, December 31, 2000, December 31, 2001, December 31, 2002 and June 30,2003 is charged to income over the service lives of employees. For each individual plan, actuarial gains and losses are deferred and recognized over the average remaining service lives of employees participating in that plan for the part exceeding 10% of the higher of the present value of the Defined Benefit Obligation (PBO) and the fair value of plan assets.

The Company’s contributions to the defined contribution pension plans are charged to the statement of operations in the year to which they relate.

The Company adopted IAS 19 (revised 1998) effective January 1, 1999. The effect of the change, called transitional obligation, and which represents unrecognized amounts at January 1, 1999 under IAS 19 (revised 1993), has been amortized to 1999 income for Ex Groupe Danone subsidiaries. For Gerresheimer subsidiaries, acquired as of August 5, 1999, the adoption of IAS 19 (revised 1998) was effective January 1, 1998.

Financial instruments

With respect to foreign exchange exposure relating to forecasted sales, interest rate exposure relating to financing activities, and energy cost exposure arising from forecasted purchases, the Company may enter into the following derivative contracts:

• Foreign currency forward contracts and foreign exchange options

• Interest rate swaps, caps and collars

• Energy forward contracts

All the derivative instruments used by the Company qualify as cash flow hedges under IAS 39 criteria. As a result, such derivatives are accounted for as follows:

• The effective portion of the variation in fair value is recorded directly to equity

• The ineffective portion is recognized immediately in the statement of operations

• The deferred portion of the variation in fair value is released to income when the hedged cash flows arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability)

Third party banks have assessed the fair value of derivatives at the respective balance sheet date. Such values correspond to the amount of cash the Company would receive or pay to settle the contracts.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing costs

Borrowing costs generally are expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred.  Borrowing costs are capitalized until the assets are substantially ready for their intended use.  If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Short-term and long-term debt

Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Accounting standards issued but not yet effective

IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. It becomes operative for annual financial statements covering periods beginning on or after January 1st, 2003. Management determined that this new standard will not have any impact on the Company’s net profit or loss and financial position.

NOTE 4 – CHANGE IN ACCOUNTING ESTIMATES

Moulds: In 2001, the Company implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimate useful life (and not on a mould per mould basis).

Beginning in 2001, the valuation of moulds is now able to be determined based on specific mould statistics using past consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by € 12.4 million, and moulds inventory as of December 31, 2001 has been increased by € 12.4 million.

NOTE 5 – RELATED PARTY TRANSACTIONS

On June 4, 2003, Danone sold its 44% interest ownership in BSN Glasspack   to C.V.C. As a consequence, Glasspack Participations S.A. owns directly 96.5% of BSN Glasspack.

Transactions and balances with BSN Glasspack’s parent Glasspack Participations SA (96.5% interest in BSN Glasspack) were as follows:

	For the six months ended June 30,
	2002	2003
STATEMENTS OF OPERATIONS
Net sales - Groupe Danone	€6.0	€—
Interest expense – Glasspack Participations SA	(0.5)	(0.5)

	As of December 31, 2002	As of June 30, 2003
BALANCE SHEETS
Trade accounts and notes receivable - Groupe Danone	€1.5	€—
Long-term debt - Glasspack Participations SA (see Note 9)	(15.2)	(15.2)

NOTE 6 – INVENTORIES, NET

Inventories, net are as follows:

	As of December 31, 2002	As of June 30, 2003
Raw materials, packaging and other consumables	€90.9	€83.1
Work in progress	2.1	4.4
Finished goods	195.5	163.0
Moulds	63.8	63.5
Less: obsolescence reserve	(49.3)	(49.0)
Inventories, net	€303.0	€265.0

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment, is as follows:

	Net Book Value
	Land and Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
Gross value	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2
Accumulated Depreciation	(6.2)	(128.8)	(584.1)	(22.0)	—	(741.1)
December 31, 2002	€21.7	€83.1	€353.8	€7.0	€57.5	€523.1
Gross value	28.2	208.9	908.2	28.1	114.2	1,287.6
Accumulated Depreciation	(6.2)	(131.6)	(590.3)	(25.4)	—	(753.5)
June 30, 2003	€22.0	€77.3	€317.9	€2.7	€114.2	€534.1

The gross book value of property, plant and equipment is as follows:

	Gross Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
December 31, 2001	€27.6	€220.5	€1,058.4	€39.3	€19.8	€1365.6
Additions	0.4	2.9	20.3	1.4	57.3	82.3
Disposals	(0.1)	(1.3)	(98.1)	(9.4)	—	(108.9)
Royal Leerdam disposals	—	(10.9)	(61.6)	(2.3)	—	(74.8)
Transfers	—	0.7	18.9	—	(19.6)	—
December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2
Additions	0.3	—	1.1	0.1	58.1	59.6
Disposals	—	(3.0)	(32.1)	(1.1)	—	(36.2)
Transfers	—	—	1.3	0.1	(1.4)	—
June 30, 2003	€28.2	€208.9	€908.2	€28.1	€114.2	€1287.6

The accumulated depreciation of property, plant and equipment is as follows:

	Accumulated Depreciation
	Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
December 31, 2001	€(5.8)	€(126.2)	€(654.2)	€(26.8)	€	€(813.0)
Depreciation	(0.4)	(10.2)	(65.4)	(3.6)	—	(79.6)
Impairment	—	—	(0.4)	—	—	(0.4)
Royal Leerdam disposals	—	6.4	40.6	1.1	—	48.1
Disposals	—	1.2	97.0	5.6	—	103.8
Transferts	—	—	(1.7)	1.7	—	—
December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€—	€(741.1)
Depreciation	—	(4.4)	(32.6)	(4.1)	—	(41.1)
Impairment	—	—	(0.1)	—	—	(0.1)
Disposals	—	1.6	26.5	0.7	—	28.8
Transferts	—	—	—	—	—	—
June 30, 2003	€(6.2)	€(131.6)	€(590.3)	€(25.4)	€—	€(753.5)

Capitalized interest cost

There were no interest costs capitalized neither in 2003 nor in 2002 in fixed assets, as there was no significant capital project.

Impairment

In connection with the VMC restructuring plan (see Note 11), the Company recorded asset impairments of € 0.1 million as of June 30, 2003 related to Givors plant (VMC) located in France and € 0.4 million in 2002.

Recoverable amounts of Givors and Budenheim assets were estimated based on their values in use (the plants have been considered as cash generating units under IAS 36). Estimated future cash flows related to the Budenheim facility indicated that an impairment of the full value had occurred.

NOTE 8 – SHORT-TERM DEBT

Short-term debt is as follows:

	As of December 31, 2002	As of June 30, 2003

Current portion of long-term debts	€72.4	€72.6
Current portion of lease liabilities	0.3	0.3
Total short-term debt (see Note 9)	€72.7	€72.9

NOTE 9 – LONG-TERM DEBT

Long-term debt is as follows:

	As of December 31, 2002	As of June 30, 2003
Senior bank borrowing (a)	€337.7	€355.7
Senior subordinated loan (b)	176.6	176.9
Loans from related parties (see Note 5) (c)	17.8	18.3
Lease liabilities (d)	0.9	0.7
Securitization (e)	146.9	177.8
Other loans (f)	2.6	1.9
Total long-term debt	€682.5	€731.3

Long-term debt at June 30, 2003 is detailed as follows:

Nature	Initial Amount Or Available Amount	Outstanding Amount (1)		Nominal interest Rate Reduced interest Rate (2)	Repayment Schedule	Maturity
		Long-term portion	Short-term portion
(a) Senior bank borrowings
Senior A (3)	€312.6	€98.1	€56.9	Libor + 2.25%	Semi-annually	Dec. 31, 2006

Senior B (3)	129.6	126.4	0.3	Libor + 2.75 % Libor + 1.25%	Semi-annually	Dec. 31, 2006 with 2 final reimbursements in June and Dec. 31, 2007

Senior revolving credit facility (4)	152.4	73.0	0.1	Libor + 2.25 % Libor + 1.25%	Variable upon drawings	Renewable Dec.31,2006

Capex facility (5)	76.2	58.2	6.7	Libor + 2.25 % Libor + 1.25%	Variable upon drawings	Dec. 31, 2006

Total senior bank borrowings	670.8	355.7	64.0

(b) Senior subordinated Notes (6)	180.0	176.9	7.1	10.25 % fixed	At maturity date	Aug.1, 2009

(c) Loans from related parties (7)	15.2	18.3	___	4.50 % fixed	At maturity date	Dec. 31, 2009
(d) Lease liabilities (5)		0.7	0.3	Euribor + 0.20%	Semi-annually	March 31, 2006
(e) Securitization (8)	180.0	177.8	0.7	Euribor + 1.0%	Upon receivable collection	Nov 5, 2006
(f) Other loans		1.9	0.8
Total		€731.3	€72.9

(a)          Senior Bank Borrowings:

(1)                                  Financing fees:

Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the outstanding amount as of June 30, 2003.

(2)                                  Reduced interest rate:

Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon the Company meeting certain consolidated financial ratios.  As of June 30, 2003, BSN Glasspack does not meet the ratios enabling it to benefit from reduced interest rates.

(3)                                  Senior bank borrowings A and B:

Senior bank borrowing A and B guarantees and covenants for the benefit of senior bank syndicate led by Salomon Brothers International Limited are as follows:

Guarantees:

• Pledge on BSN Glasspack shares (granted by the relevant holders)

• Guarantee given by BSN Glasspack covering all commitments of any borrower under the senior credit agreements

• Pledge on main BSN Glasspack bank account

• Assignments of the benefit of the liability warranty to the banks’ syndicate by Glasspack Participations SA (BSN Glasspack’s parent company) and a German sub-holding of BSN Glasspack

• Securitized receivables are sold with no recourse. See note (d) below.

Covenants:

The terms of the senior bank borrowing contract contain a number of covenants requiring BSN Glasspack to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios (EBITDA/Total debt costs, Senior debt/EBITDA, Cash flows/Total funding cost, Total debt/EBITDA-all as defined under the corresponding credit agreement). As of June 30, 2003 these ratios have been met. In addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions. In case of non-compliance with these covenants, banks can require immediate repayment of Senior Bank Borrowings.

(4)                                  Senior revolving credit facility:

The available amount related to senior revolving credit facility is limited to a maximum of € 152.4 million. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

(5)                                  Capex facility and lease liabilities:

In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility. The full available amount of Capex facility as of June 30, 2003, i.e. € 66.0 million has been drawn in cash.

(6)                                  Senior subordinated notes guarantees and covenants for the benefit of bond holders:

Guarantees:

• Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes

• The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

Increased interest rate:

The nominal interest rate of senior subordinated notes is 10.25%. Since the company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate is 10.25%.

(7)                                  Loan from related parties:

This loan was granted by Glasspack Participations S.A., which is the parent company of BSN Glasspack. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(8)                                  Securitization:

In November 2000, BSN Glasspack initiated a securitization program for the BSN Glasspack’s trade receivables through a sub-fund of a French “fonds commun de créances” (the funds”) created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales (“GTI”) and managed by GTI, provides for an aggregate securitization volume of up to € 210.0 million during a period of six years. (BSN Glasspack is allowed to secure receivables until November 5, 2006). According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack group are sold to the funds on a weekly basis. A portion of the purchase price for the receivables is deferred and paid by the funds to the BSN Glasspack group only when receivables are collected. This deferred portion varies based on the status and updated collection history of BSN Glasspack’s receivable portfolio.

Payment for the receivable by the funds is also subject to BSN Glasspack subscribing for subordinated shares of the funds in an amount up to € 8.4 million, depending on volume and historical statistics of receivables sold. These subordinated shares bear interest at the Euribor 3 month’s rate. The subordinated shares will be paid back to BSN Glasspack Services or its subsidiaries, subject to fulfillment of its obligation at the end of the program.

The interest rate paid by the funds is a variable rate based on Euribor 3 months. The margin can fluctuate depending on some criteria. As of June 30, 2003, the margin was 1%.

As of June 30, 2003, the volume of the cash funded through the receivable program was € 178.3 million.  The fund has issued € 210.0 million of ordinary shares to finance its purchase obligation under the program. Such shares are rated AA by Standard & Poor’s and are privately placed to a financial conduit, which issues commercial paper to finance the purchases of receivables. The adoption of the securitization program, as adjusted for the termination of the Borrowing Base Facility, does not affect the total debt available to the BSN Glasspack Group. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

BSN Glasspack continues to service, administrate and collect the receivables on behalf of the purchaser. This service rendered to the funds is invoiced to the funds at a normal market rate.

Under SIC 12, the fund is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

Average interest rate on debt was 6.7% as of June 30, 2003. An additional point in market interest rate would generate an additional interest expense limited to less than € 1.0 million, because of hedging contracts.

NOTE 10 – FINANCIAL INSTRUMENTS

Interest rate risk

The Company uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 to 18 months.

These instruments are qualifying cash flow hedges under IAS 39.

Energy risk

BSN Glasspack’s risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 to 24 months with forward purchase contracts.

These instruments are qualifying cash flow hedges under IAS 39.

The impact of the adoption of IAS 39 related to hedging contracts described above as of June 30, 2003 is as follows:

	Book value as of December 31, 2002 (a)	Fair market value (b)	Adjustment on balance sheet and separate component of equity (b) – (a)

Interest Collar	€2.6	€(7.7)	€(10.3)
Currencies forward contracts	1.9	0.6	(1.3)
Energy swaps		3.4	3.4
Total before deferred tax	€4.5	€(3.7)	€(8.2)
Deferred tax			3.0
Total, net of tax as of December 31, 2002			€(5.2)

	Book value as of June 30, 2003 (a)	Fair market value (b)	Adjustment on balance sheet and separate component of equity (b) – (a)

Interest Collar	€1.8	€(8.0)	€(9.8)
Currencies forward contracts	1.6	0.8	(0.8)
Energy swaps		2.4	2.4
Total before deferred tax	€3.4	€(4.8)	€(8.2)
Deferred tax			3.7
Total, net of tax as of June 30, 2003			€(5.2)

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Because counter parties to derivatives consist of a large number of prime financial institutions, the Company does not expect any counter parties to fail to meet their obligations. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade accounts and notes receivables and other current assets, net of provisions for impairment recognized at the balance sheet date.

NOTE 11 – RESTRUCTURING EXPENSES

Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses consist primarily of costs related to five redundancy programs, ‘‘BSN 2003’’(BSN Glasspack ), “Centurion” (BSN Glasspack NV), “VMC”, “Budenheim”, “German OAPT plan” (BSN Glasspack GmbH und Co. KG) and “CATS” (BSN Glasspack  and VMC) as follows:

BSN 2003

BSN Glasspack agreed with employees’ representatives to an involuntary redundancy program, which will affect the 645 employees of BSN Glasspack who will reach the age of 56 or greater between the years 1999 and 2003. The total cost of the program was estimated by management to be € 46.3 million and was provided for as of June 30, 1999. The remaining accrual amounted to € 5.5 million as of June 30, 2003.

Centurion

To improve competitiveness BSN Glasspack N.V. implemented a number of measures to reduce personnel costs. The accrual recorded in 1999 for € 6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, as well as other measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerned 102 employees located at the headquarters or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to € 7.5 million. The remaining accrual amounted to € 1.8 million as of June 30, 2003.

VMC

The main features of the VMC plan include the closing of the Givors plant in January 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan has been formally agreed by the labor unions in February 2002.

The VMC-related restructuring costs recorded as of December 31, 2001 amount to € 35.5 million, of which  € 25.5 million are severance compensation costs (345 employees) and € 10.0 million are related to impairment of the Givors facility. The restructuring costs booked as of December 31, 2002 are related to compensation costs for € 4.6 million and costs not covered by restructuring reserve for € 3.0 million (mainly under activity for €2.8 million). The additional restructuring costs recorded as of March 31, 2003 amount to €1.8 million and are related to some costs which did not meet the requirements for accrual under IFRS in the year ended December 31, 2002 and assets impairment. The remaining restructuring accrual amounts to € 12.1 million as of June 30, 2003.

Budenheim

The closing of Budenheim plant was officially announced in October 2001. The restructuring costs recorded as of December 31, 2001 amounted to € 40.3 million, including € 19.0 million for compensation costs (288 persons) and € 21.3 million for asset impairment. The additional restructuring costs recorded as of December 31, 2002 amount to € 8.6 million related to closing of Budenheim (including mainly € 4.4 million of penalties for cancellation of supply contract, €2.0 million related to current assets impairment). The restructuring accrual amounts to € 8.6 million as of June 30, 2003.

German restructuring scheme “OAPT”

In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The accrual recorded for this new plan as of December 31, 2002 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who will join the plan. The accrual recorded for this new plan as of December 31, 2002 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who will join the plan.” The accrual amounts to € 4.4 million as of June 30,2003.

CATS (Early retirement plan).

As of April 15, 2003 and as of May 6, 2003, a legal agreement was signed with administration for French entities (VMC and BSN Glasspack), which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid and amounts to € 18.6 million as of June 30, 2003.

Movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2002	Additional provision	Amounts used	June 30, 2003
“BSN 2003” plan	11.8	—	(6.3)	5.5
“Centurion” plan	2.6	—	(0.8)	1.8
“VMC” plan	22.8	—	(10.8)	12.1
“Budenheim” plan	9.2	—	(0.6)	8.6
“CATS” plan	—	18.6	—	18.6
“German OAPT” plan	4.4	—		4.4
Total	€50.8	€18.6	€18.5	€51.0

NOTE 12 – INCOME TAX (EXPENSE) / BENEFIT

Analysis of the effective income tax

For the six months periods ended June 30, 2002 and 2003, the effective income tax expense is detailed as follows:

	For the six months ended June 30,
	2002	2003
Statutory income tax expense in France	€(5.5)	(0.7)
Effect of depreciation of deferred tax assets	(3.9)	(1.0)
Effect of non taxable items	(0.4)	—
Effect of other differences	(0.2)	0.2
Effective income tax expense	€(10.0)	(1.5)

NOTE 13 – FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The Company operates one segment of glass containers. Financial information by geographic area as of June 30, 2003 and for the six months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€367.5	€107.4	€137.7	€56.9	€(1.9)	€667.6
Operating income	20.2	7.7	3.6	3.7	—	35.2
Total assets	817.0	169.9	252.4	117.6	(151.0)	1,205.8
Capital expenditures paid	39.3	1.6	22.0	3.3	—	66.2
Total liabilities	€(893.8)	€(186.1)	€(327.3)	€(94.2)	€151.0	€(1,350.3)

Depreciation	(22.1)	(6.1)	(9.3)	(4.4)	—	(42.0)
Impairment of assets	(0.1)	—	—	—	—	(0.1)

Financial information by geographic area as of June 30, 2002 and for the six months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€371.8	€127.5	€138.2	€53.0	€(2.0)	€688.5
Operating income	39.4	12.5	(5.3)	2.5	—	49.1
Total assets	757.5	243.2	276.8	124.3	(43.3)	1,358.5
Capital expenditures paid	13.3	7.8	4.4	2.8	—	28.3
Total liabilities	€(827.7)	€(269.1)	€(296.7)	€(109.1)	€43.3	€(1,459.3)

Depreciation	(22.7)	(8.1)	(11.1)	(4.4)	—	(46.3)
Impairment of assets	—	—	—	—	—	—

NOTE 14 – SUBSEQUENT EVENT

• Covenants renegotiation.

In July 2003, the financial covenants for the senior bank borrowings have been renegotiated for each quarter ending during the second semester 2003 and during year 2004. This renegotiation has no impact on interest rate margins applicable to the senior bank borrowings . The new financial covenants are :

		Sep - 03	Dec - 03	Mar - 04	Jun - 04	Sep - 04	Dec - 04

EBITDA to Total Debt Costs	MIN	2,75	3,0	2,75	2,75	2,95	2,95

Senior Debt to EBITDA	MAX	2,85	2,35	2,9	3,1	2,5	2,15

Total Debt to EBITDA	MAX	4,8	4,1	4,75	4,95	4,3	3,9

Cash Flow to Total Funding Costs	MIN	0,50	0,80	1,0	1,0	1,0	1,0

• BSN Glasspack Obligations.

Due to a bond issue of €160,000,000 , the new financing entity BSN Glasspack Obligations was created the 1st of July 2003.